PRESS RELEASE

CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE June 28, 2011

ENVIRONMENTAL ASSESSMENT HEARINGS COMPLETED

Vancouver, British Columbia, June 28th, 2011 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) reports that the  recent Hearings, as part of the current Environmental Assessment EA0809-002 of the Company’s Prairie Creek Mine, conducted by the Mackenzie Valley Review Board (the “MVRB”), have been completed.

The Hearings were held June 22-24, 2011 in both Nahanni Butte and Fort Simpson, Northwest Territories, at which the Company’s proposals for the development and operation of the Prairie Creek Mine were presented and explained to the local communities. Various Technical Reports and recommendations, previously submitted by various government departments and other registered parties, were also reviewed and discussed.

Participating parties in the Public Hearings included: Canadian Zinc Corporation; Dehcho First Nations; Nahanni Butte Dene Band; Liidlii Kue First Nation; Aboriginal Affairs and Northern Development Canada; Fisheries and Oceans Canada; Environment Canada; Parks Canada; Transport Canada; Natural Resources Canada; and Government of the Northwest Territories; together with members of the public  and local community and business representatives.

The proceedings of both Hearings were transcribed and are available on the MVRB public registry at website address www.reviewboard.ca/registry/.  Copies of each party’s presentation were posted on the Review Board registry prior to the Hearings.

Nahanni Butte Community Hearing: June 22, 2011

The community hearing in Nahanni Butte provided an opportunity for people who live in that community to listen to a description of the Project and present their views. The purpose of the Community Hearing was for the Review Board to hear directly from the community of Nahanni Butte, which is the closest community to the Prairie Creek Mine.  Chief Fred Tesou, Chief of the Nahanni Butte Dene Band, and all the Members of the Band Council were in attendance, along with a number of elders and band/community members.  CZN presented the Prairie Creek Mine Project to the community and AAND and Parks Canada also made presentations.  Members of the Nahanni Butte Dene Band were encouraged to present their views and had the opportunity to ask each of the presenters any questions.

The Project was very well received and Canadian Zinc believes that the community of Nahanni Butte is in general support of the Prairie Creek mine as long as the proposed operation has no significant adverse affects on the environment.

Fort Simpson Public Hearing: June 23-24, 2011

The purpose of the formal Public Hearing is for the MVRB to hear the views from all parties that may be affected by or have an interest in the development of the Prairie Creek Mine.  Formal public hearings allow for all interested parties to outline their position on the proposed project and be questioned by the other parties.  Generally, parties to the environmental assessment process are given the opportunity to make a presentation, ask questions and make short closing statements.  Members of the Board and Staff also have an opportunity to address questions to each party. Members of the general public are invited to attend the proceedings and are given an opportunity to speak.

Canadian Zinc’s presentation reviewed the various plans for management and mitigation of the identified environmental risks associated with the Prairie Creek Project and the potential impact on the environment, with particular emphasis on potential water quality changes on the Prairie Creek watershed and possible downstream impacts on water and aquatic ecosystems.

The various government agencies presentations closely followed their respective Technical Reports which had been previously filed with the Review Board.  The purpose of these reports is to provide technical comments, advice and recommendations to the Review Board to assist the Review Board in its decision making process.

As expected, government agencies made numerous recommendations, within their respective mandates, dealing with various aspects of the proposed mining operations at the Prairie Creek Mine, including water quality, waste management and discharge, wildlife management, transportation and safety, socio-economic impacts etc.

The Company and its own technical experts (including Golder & Associates Ltd., Robertson Geoconsulting Inc., pHase Geochemistry, SNC-Lavalin Inc., Hatfield Consultants and Northwest Hydraulic Consultants) addressed each of questions and concerns raised in the government Technical Reports.  Some concerns expressed by government agencies were based on reviews that did not take into account more recent detailed responses and information that the Company has undertaken to submit on the record.  It is anticipated that many of these concerns will be alleviated by these later submittals.

The Liidlii Kue First Nation, represented by Chief Jim Antoine, expressed their support for the development of the Prairie Creek Mine in an environmentally sustainable manner, emphasizing the social and economic benefits for their people.  Chief Antoine also stated that the recently signed Impact Benefits Agreements will provide a solid foundation for an ongoing relationship between Canadian Zinc and Liidlii Kue First Nation.  Grand Chief Sam Gargan of the Dehcho First Nations expressed his general support of the mine provided the proposed operation has no significant adverse affects on the environment.

The local Member of the Northwest Territories Legislative Assembly, Kevin Menicoche (MLA), along with the Mayor of Fort Simpson, and other businesses and individuals in the Fort Simpson community expressed broad support for the development of the Prairie Creek Mine.

Summary Conclusion

Canadian Zinc’s presentations at the Hearings demonstrated that the Prairie Creek Mine can be successfully operated, and eventually closed, with minimal impacts on the environment.  CZN has developed site specific water quality objectives of the highest standards to ensure protection of all aquatic life.  CZN also formulated management plans and operating procedures that will ensure that mine operations achieve these desired water quality objectives.  Canadian Zinc believes that solutions to satisfy all parties have been identified for most issues.

However there remains an outstanding question between the Company and Aboriginal Affairs and Northern Development (formerly Indian and Northern Affairs Canada) on the development of site specific water quality objectives (“SSWQO”) and effluent quality criteria (“EQC”) relating to the treated water discharge from the Prairie Creek mine operation and regarding the methodology for setting water quality objectives.

These parties indicated to the Board that there are many commonalities in approach, with the outstanding issues not yet clearly identified but parties agreed that the outstanding issues could likely be overcome through a collaborative approach after the Public Hearing but within the Environmental Assessment process.

Canadian Zinc agreed with the regulators to move forward in addressing this difference in a timely manner by convening an initial meeting with AAND, and to form a committee to further discuss the issue and seek to reach a mutually acceptable solution and approach.

In a direction dated June 27, 2011, the MVRB issued instructions with regard to the proposed water quality objectives committee and final written submission approach.  The MVRB asked interested parties to submit their recommendations on how this proposed committee or initiative would function, by Monday July 4th.  Upon receiving these submissions the Review Board will issue direction on whether or not to proceed with a further process and if so, how it will function.

The Review Board encouraged parties to collaborate in order to set out an efficient approach to addressing the differences that exist on the development of SSWQO’s and for the completion of this Environmental Assessment.

Prior to the hearing, the Review Board had received requests from parties for written final submissions or arguments after the responses to undertakings have been concluded on July 8th.  The Review Board granted this request and the public registry will remain open until final submissions are received.  Directions on the timing for written final submissions will follow the determination by the MVRB on the role of the proposed committee.

Environmental Assessment Background

On June 2008 the Company applied to the Mackenzie Valley Land and Water Board for a Water Licence and associated Land Use Permits to support a mining operation at Prairie Creek.  The application was referred to an Environmental Assessment (“EA”)  under the MVRB on August 2008 and has since been working through the various stages within the EA which has included, a written hearing, submittal of a Developers Assessment Report, two formal Information Requests and two Technical Sessions, and most recently a Community Hearing and a  two-day Public Hearing.

The Company’s Developer’s Assessment Report submitted to the Review Board demonstrates that the Prairie Creek Mine can be successfully operated, and eventually closed, with minimal impacts on the environment.

The Company’s Assessment Report concludes that the impacts of the development and operation of the Prairie Creek Mine can be effectively managed and minimized by implementing mitigation programs during the course of mine operations, and will also result in minimal long term effects after mine closure. The environmental assessment indicates that operation of the Mine will not have any significant impacts on fish or aquatic life and will not have any significant adverse effect on the ecological integrity of Nahanni National Park Reserve.

Project Background

Canadian Zinc’s principal focus is its efforts to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

The mineral resource at the Prairie Creek Property comprises total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161 grams silver per tonne and a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne. [Technical Report October 2007, Minefill Services Inc Dr. David Stone and Stephen Godden, Qualified Independent Persons, in compliance with NI 43-101].

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website: www.canadianzinc.com